Morse, Zelnick, Rose & Lander

A LIMITED LIABILITY PARTNERSHIP

405 PARK AVENUE

NEW YORK, NEW YORK 10022-2605

212-838-1177

FAX – 212-838-9190

May 3, 2011

WRITER’S DIRECT LINE

(212) 838-8269

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549

Attention:	Jay Inram, Legal Branch Chief Hagen J. Ganem, Esq.

Re:	Green Earth Technologies, Inc. Registration Statement on Form S-1 Filed April 12, 2011 File No. 333-173455

Dear Sirs:

Reference is made to paragraph 4 of your letter, dated May 2, 2011, to Green Earth Technologies, Inc. (the “Company”), regarding the Company’s Form S-1 registration statement, file number 333-173455, filed with the Securities and Exchange Commission on April 12, 2011. This letter confirms our concurrence with your understanding that the reference to the Delaware General Corporation Law (the “DGCL”) in our opinion, dated April 11, 2011, filed as Exhibit 5.1 to the Registration Statement includes all reported judicial decisions interpreting the DGCL.

Very truly yours,

/s/ Morse, Zelnick, Rose & Lander, LLP

Morse, Zelnick, Rose & Lander, LLP

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